First Foundation Inc.

18101 Von Karman Avenue, Suite 700

Irvine, California 92612

April 16, 2015

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joshua Samples

Re:	First Foundation Inc.
Request for Withdrawal
Registration Statement on Form S-1 (File No. 333-195392)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), First Foundation Inc. (the “Company”) hereby respectfully applies for the withdrawal, as of the date hereof or as soon as practicable hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-195392), together with all exhibits thereto, originally filed with the Securities and Exchange Commission (the “Commission”) on April 18, 2014 and as thereafter amended (the “Registration Statement”). The Registration Statement has not been declared effective by the Commission, and no shares of common stock as described in the Registration Statement have been sold pursuant to the Registration Statement. The Company has determined not to proceed with the offering contemplated by the Registration Statement due to market conditions.

The Company respectfully requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Act.

In accordance with Rule 457(p) under the Act, the Company respectfully requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should the Commission have questions regarding any of the foregoing, please do not hesitate to contact Ryan C. Wilkins, of the law firm Stradling Yocca Carlson & Rauth, P.C., the Company’s outside legal counsel, at (949) 725-4115, or via email at rwilkins@sycr.com.

Sincerely,

FIRST FOUNDATION INC.

/s/ John M. Michel
John M. Michel
Executive Vice President and Chief Financial Officer

cc:	Scott F. Kavanaugh, Chief Executive Officer, First Foundation Inc.
Ben A. Frydman, Esq., Stradling Yocca Carlson & Rauth, P.C.
Ryan C. Wilkins, Esq., Stradling Yocca Carlson & Rauth, P.C.